

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15007548

No Act
PE 8/10/15

DIVISION OF
CORPORATION FINANCE

August 11, 2015

Act: 1934
Section:
Rule: 14a-8 (OVS)
Public
Availability: 8-11-15

Thomas C. Daniels
Jones Day
tcdaniels@jonesday.com

Re: Parker-Hannifin Corporation

Dear Mr. Daniels:

This is in regard to your letter dated August 10, 2015 concerning the shareholder proposal submitted by the AFL-CIO Equity Index Fund for inclusion in Parker's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Parker therefore withdraws its July 8, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Maureen O'Brien
The Marco Consulting Group
obrien@marcoconsulting.com

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114.1190

TELEPHONE: +1.216.586.3939 • FACSIMILE: +1.216.579.0212

August 10, 2015

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Parker-Hannifin Corporation – Withdrawal of No-Action Request, dated July 8, 2015, regarding the Omission of Shareholder Proposal Submitted by AFL-CIO Equity Index Fund – Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

On July 8, 2015, Parker-Hannifin Corporation, an Ohio corporation (the "***Company***"), submitted a request for a no-action letter (the "***No-Action Request***") to the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission. In the No-Action Request, the Company asked the Staff to concur with the Company's view that, for the reasons stated in the No-Action Request, the shareholder proposal and the statement in support thereof submitted by the AFL-CIO Equity Index Fund (the "***Proponent***"), received by the Company on May 22, 2015 (the "***Proposal***"), may be properly omitted from the proxy materials to be distributed by the Company in connection with its 2015 annual meeting of shareholders.

The Company received a letter, dated August 7, 2015, from Lynn A. Panagos, Senior Vice President of Chevy Chase Trust, in its capacity as adviser to the Proponent, a copy of which is attached hereto as Exhibit A. The letter informed the Company that the Proponent was voluntarily withdrawing the Proposal. In reliance on the withdrawal of the Proposal by the Proponent, the Company is hereby withdrawing the No-Action Request.

A copy of this submission is being sent, by e-mail, to Maureen O'Brien, pursuant to the Proponent's request.

If the Staff has any questions with respect to the foregoing, please do not hesitate to call the undersigned at (216) 586-7017.

Very truly yours,



Thomas C. Daniels

Attachments

cc: Joseph R. Leonti (Parker-Hannifin Corporation)
Kristen L. Gest (Parker-Hannifin Corporation)
Maureen O'Brien (obrien@marcoconsulting.com)

<u>EXHIBIT A</u>

Withdrawal Letter



7501 Wisconsin Avenue, Suite 1500W
Bethesda, Maryland 20814

ChevyChaseTrust.com

Lynn M. Panagos
SENIOR MANAGING DIRECTOR

TEL 240.497.5048 FAX 240.497.5013
lpanagos@chevychasetrust.com

August 7, 2015

VIA EMAIL AND EXPRESS MAIL
Kristen L. Gest
Assistant General Counsel
Parker-Hannifin Corporation
6035 Parkland Blvd.
Cleveland, OH 44124

Re: Notice of Intent to Withdraw from Proxy Statement Shareholder Proposal Submitted by the AFL-CIO Equity Index Fund.

Dear Ms. Gest:

This letter will serve as notice that the AFL-CIO Equity Index Fund withdraws its shareholder proposal submitted for inclusion in Parker-Hannifin's proxy statement and for consideration at its 2015 annual shareholders meeting. The Fund appreciates the Company's decision to adopt a policy that it will not make or promise to make to its senior executive officers any tax gross-up payment ("gross-up"), except for gross-ups provided pursuant to a plan, policy or arrangement applicable to management employees generally, such as a relocation or expatriate tax equalization policy.

Sincerely yours,

Lynn Panagos
Senior Vice President

CC: Tom Daniels, Jones Day, tcdaniels@jonesday.com
Kimberly J Pustulka, Jones Day, kjpustulka@JonesDay.com



July 15, 2015

VIA EMAIL
U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal to Parker-Hannifin by the AFL-CIO Equity Index Fund

Ladies and Gentlemen:

This letter is submitted on behalf of the AFL-CIO Equity Index Fund ("Proponent") in response to a July 8, 2015 letter (the "NAL Letter") from Jones Day on behalf of Parker-Hannifin Corporation (the "Company" or "Parker") which seeks to exclude from its proxy materials for its 2015 annual meeting of shareholders the Proponent's precatory shareholder proposal (the "Proposal").

The Proposal urges the Company's Compensation Committee to adopt a policy that the Company will not make or promise to make to its senior executives any tax gross-up payment ("gross-up"), except for gross-ups provided pursuant to a plan, policy or arrangement applicable to management employees generally, such as a relocation or expatriate tax equalization policy. For purposes of this proposal, a "gross-up" is defined as any payment to or on behalf of the senior executive the amount of which is calculated by reference to his or her estimated tax liability. The policy should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to the Company.

The Company's letter argues that the Proposal should be excluded pursuant to Rule 14a-8(i)(3) because it contains unsubstantiated references to non-public materials that the Proponent has not made available to the Company for evaluation.

Headquarters Office • 550 West Washington Blvd., Suite 900, Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103, Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871
Western Office • 1746 Cole Blvd. Suite 225, Golden, CO 80401 • P: 303-645-4677 • F: 312-575-0085

The third paragraph of the supporting statement includes the following statement (the "statement"):

> "Our survey of Institutional Shareholder Services research reports of the S&P 500 found only 33 companies continue to gross-up payments on excise taxes and lack a policy to not enter into new agreements that provide for gross-ups of excise taxes."

A. The Company's letter was premature because it did no wait for the Proponent to supply the information as agreed

The Company sent a letter to the Proponent dated July 26, 2015 (referenced in the NAL Letter as dated June 26, 2015) requesting the Proponent submit reports for all S&P500 companies the Proponent relied on in its survey. A timeline of the correspondence between the Company and the Proponent is provided below.

July 2nd: The Proponent received the July 26/June 26 letter on July 2nd and immediately called the Company's representative. The Proponent explained in the phone conversation on July 2nd that after successful engagements with 31 of the 33 firms referenced the firms either adopted new policies to prohibit future payments of gross-ups on excise taxes or agreed to publicly communicate such a policy which was already in place but not yet made public. This development was of no interest to the Company's representative. The Proponent agreed to respond to the Company's information request.

July 6th: The Company's representative sent an email providing the mailing address of where to send the requested information.

July 8th: The Company submitted a request to the Staff arguing that the Proponent has not responded to its request for information.

July 15th: The Proponent submits this response to the Company's NAL Letter, attached to which as Addendum A are excerpts from the Institutional Shareholder Service ("ISS") research reports and relevant proxy statement for the companies that the Proponent's survey showed as having gross-ups.

B. The Proponent hereby provides the results of its survey. If the Company wishes to dispute the Proponent's survey of information it may use publicly available resources to do so.

In September 2014, the Proponent reviewed research reports provided by ISS filtered by S&P500 companies. That survey revealed 33 companies appeared to have policies in place that allowed for the gross-ups of excise taxes without a policy to not make such payments in the future. Addendum A shows the excerpts of the reports for 32 companies that indicate a "yes" answer to the question of whether the Company has an excise tax gross up policy. Scripps Networks Interactive, Inc. had no advisory vote on executive compensation, which is the section that contains the data point on excise tax gross-ups. The Proponent reviewed the proxy statement of the Company and found it had an excise tax gross-up policy in place.

If the Company believes it is worthwhile to dispute the Proponent's findings it should conduct its own survey by accessing the information one of two ways: (1) buy ISS reports as the Proponent did or (2) review the publicly available SEC filings and Company websites upon which ISS relies to compile its reports. There is no reason for the Proponent to do the Company's rebuttal.

It is unclear how Parker plans to avoid the personnel resources of reviewing the reports. Having Parker personnel review the reports rather than rely on the Proponent's findings is the entire point of the Company's NAL Letter. It is also curious that the Company choose to expend the resources to file the NAL Letter instead of simply waiting for the Proponent to provide the information.

In response to the ongoing accuracy concern, the Proponent made clear to the Company's representative in the July 2nd phone call that the data is outdated. Parker is now one of only two companies of the original group that has no policy eliminating gross-ups. (The second remaining firm is Linear Technology Corporation.) The other firms worked cooperatively with the Proponent to change their policies or to publicly communicate policies already in place that prohibit future gross-ups of excise taxes. The Proponent would be glad to revise the Proposal to reflect the new reality that makes it only more clear that on gross-up policies the Company is a clear outlier.

Therefore, the Proponent submits that the relief sought in the Company's no action letter should be denied. If you have any questions, please feel free to contact the undersigned at 312-612-8446 or at obrien@marcoconsulting.com

Sincerely,



Maureen O'Brien
Corporate Governance Director

cc: Thomas C. Daniels, Jones Day
Joseph R. Leonti, Parker-Hannifin Corporation
Kristen L. Gest, Parker-Hannifin Corporation
Lynn Panagos, AFL-CIO Office of Investment

Addendum A

COMPONENTS OF PAY

($ in thousands)	CEO				CEO Peer Median	Other NEOS
	E. Heffernan		E. Heffernan	E. Heffernan		
	2013	Change	2012	2011	2013	2013
Base salary	1,050	10.5%	950	885	912	2,058
Deferred comp & pension	181		138	75	0	84
All other comp	76	3.3%	74	77	58	459
Bonus	0		0	130	0	14
Non-equity incentives	2,073	-6.5%	2,216	1,970	1,052	2,523
Restricted stock	4,233	18.2%	3,582	3,195	2,878	6,190
Option grant	0		0	0	1,394	0
Total	**7,613**	**9.4%**	**6,960**	**6,333**	**6,946**	**11,328**
% of Net Income	1.5%					2.3%
% of Revenue	0.2%					0.3%

Non-Performance-based Pay Elements – CEO

Key perquisites ($)	Life Insurance: 1,958
Key tax gross-ups on perks ($)	None
Value of accumulated NQDC ($)*	4,571,987
Present value of all pensions ($)	N/A
Years of actual plan service	N/A
Additional years credited service	N/A

*Non-qualified Deferred Compensation

Disclosed Benchmarking Targets

Base salary	None Disclosed
Target short-term incentive	None Disclosed
Target long-term incentive (equity)	None Disclosed
Target total compensation	None Disclosed

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	None
Non-CIC estimated severance ($)	N/A

Change-in-Control Severance Arrangement

*Cash severance trigger**	Double trigger
Cash severance multiple	2 times
Cash severance basis	Base Salary + Target Bonus
Treatment of equity	Auto-accelerated equity vesting
*Excise tax gross-up**	Yes, in existing contracts
Estimated CIC severance($)	28,648,880

*All NEOs considered

Additional years credited service	N/A

*Non-qualified Deferred Compensation

Disclosed Benchmarking Targets

Base salary	50th Percentile
Target short-term incentive	50th Percentile
Target long-term incentive (equity)	50th Percentile
Target total compensation	50th Percentile

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	Individual Contract
Non-CIC estimated severance ($)	13,571,340

Change-in-Control Severance Arrangement

*Cash severance trigger**	No Agreement
Cash severance multiple	N/A
Cash severance basis	N/A
Treatment of equity	Auto-accelerated equity vesting
*Excise tax gross-up**	Yes, in existing contracts
Estimated CIC severance($)	7,395,310

*All NEOs considered

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals

Annual incentives	Yes
Long-term incentives	N/A

Pay Riskiness Discussion

Process discussed?	Yes
Material risks found?	No

Risk Mitigators

*Clawback policy**	No
CEO stock ownership guideline	5X
Stock holding requirements	Stock options: Until stock ownership guidelines are met / Restricted Stock: Until stock ownership guidelines are met

*Must apply to cash incentives and at least all NEOs.

Pledging/Hedging of Shares

Anti-hedging policy	Company does not disclose any policy
Anti-pledging policy	Company does not disclose any policy

Disclosed Benchmarking Targets

Base salary	50th Percentile
Target short-term incentive	None Disclosed
Target long-term incentive (equity)	None Disclosed
Target total compensation	50th Percentile

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	Individual Contract
Non-CIC estimated severance ($)	29,288,857

Change-in-Control Severance Arrangement

*Cash severance trigger**	Double trigger
Cash severance multiple	3 times
Cash severance basis	Base Salary + Target Bonus
Treatment of equity	Auto-accelerated equity vesting
*Excise tax gross-up**	Yes, in existing contracts
Estimated CIC severance($)	42,128,907

*All NEOs considered

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals

Annual incentives	Yes
Long-term incentives	Partial

Pay Riskiness Discussion

Process discussed?	Yes
Material risks found?	No

Risk Mitigators

*Clawback policy**	Yes
CEO stock ownership guideline	5X
Stock holding requirements	No stock holding requirements disclosed

*Must apply to cash incentives and at least all NEOs.

Pledging/Hedging of Shares

Anti-hedging policy	Company has robust policy
Anti-pledging policy	The company has a policy but it includes waivers or lacks complete definition

Compensation Committee Responsiveness

MSOP vote results (F/F+A)	2013: 94.3%; 2012: 91.4%
Frequency approved by shareholders	Annual with 91.2% support (Year of adoption: 2011)
Frequency adopted by company	Annual

COMPONENTS OF PAY

($ in thousands)	CEO				CEO Peer Median	Other NEOS
	S. McGregor		S. McGregor	S. McGregor		
	2013	**Change**	**2012**	**2011**	**2013**	**2013**
Base salary	977	4.7%	933	858	948	1,542
Deferred comp & pension	0		0	0	0	0
All other comp	5	2.0%	5	5	69	13
Bonus	1,632	-29.4%	2,312	1,844	0	1,622
Non-equity incentives	0		0	0	1,201	0
Restricted stock	13,605	13.2%	12,016	13,533	4,033	20,717
Option grant	0		0	0	3,555	0
Total	**16,219**	**6.2%**	**15,266**	**16,240**	**11,193**	**23,893**
% of Net Income	3.8%					5.6%
% of Revenue	0.2%					0.3%

Non-Performance-based Pay Elements – CEO

Key perquisites ($)	None
Key tax gross-ups on perks ($)	None
Value of accumulated NQDC ($)*	0
Present value of all pensions ($)	N/A
Years of actual plan service	N/A
Additional years credited service	N/A

*Non-qualified Deferred Compensation

Disclosed Benchmarking Targets

Base salary	50th Percentile
Target short-term incentive	50th Percentile
Target long-term incentive (equity)	75th Percentile
Target total compensation	None Disclosed

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	Individual Contract
Non-CIC estimated severance ($)	30,058,846

Change-in-Control Severance Arrangement

*Cash severance trigger**	Double trigger
Cash severance multiple	3 times
Cash severance basis	Base Salary + Average Bonus
Treatment of equity	Accelerated if not assumed
*Excise tax gross-up**	Yes, in existing contracts
Estimated CIC severance($)	30,058,846

*All NEOs considered

*Excise tax gross-up**	Yes, in existing contracts
Estimated CIC severance($)	17,623,904

*All NEOs considered

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals	
Annual Incentives	Yes
Long-term incentives	N/A

Pay Riskiness Discussion	
Process discussed?	Yes
Material risks found?	No

Risk Mitigators	
*Clawback policy**	Yes
CEO stock ownership guideline	5X
Stock holding requirements	Stock options/Restricted Stock: Until stock ownership guidelines are met

*Must apply to cash incentives and at least all NEOs.

Pledging/Hedging of Shares	
Anti-hedging policy	Company has a robust policy
Anti-pledging policy	The proxy statement does not disclose a robust policy

Compensation Committee Responsiveness	
MSOP vote results (F/F+A)	2013: 93.0%; 2012: 94.0%
Frequency approved by shareholders	Annual with 71.3% support
Frequency adopted by company	Annual (year of adoption: 2011)

Repricing History	
Repriced/exchanged underwater options last FY?	No

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	Individual Contract
Non-CIC estimated severance ($)	31,359,887

Change-in-Control Severance Arrangement	
*Cash severance trigger**	Double trigger
Cash severance multiple	3 times
Cash severance basis	Base Salary + Last/Highest Paid Bonus
Treatment of equity	Vest only upon employment termination
*Excise tax gross-up**	Yes, in existing contracts
Estimated CIC severance($)	41,048,853

*All NEOs considered

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals	
Annual incentives	Yes
Long-term incentives	Yes

Pay Riskiness Discussion	
Process discussed?	Yes
Material risks found?	No

Risk Mitigators	
*Clawback policy**	Yes
CEO stock ownership guideline	7X
Stock holding requirements	No stock holding requirements disclosed

*Must apply to cash incentives and at least all NEOs.

Pledging/Hedging of Shares	
Anti-hedging policy	Company has robust policy
Anti-pledging policy	Company does not disclose any policy

Compensation Committee Responsiveness	
MSOP vote results (F/F+A)	2013: 96.8%; 2012: 95.7%
Frequency approved by shareholders	Annual with 72.5% support
Frequency adopted by company	Annual (year of adoption: 2011)

Repricing History	
Repriced/exchanged underwater options last FY?	No

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	Exec Severance Plan
Non-CIC estimated severance ($)	13,815,249

Change-in-Control Severance Arrangement	
*Cash severance trigger**	Double trigger
Cash severance multiple	5.25 times
Cash severance basis	Base Salary
Treatment of equity	Vest only upon employment termination
*Excise tax gross-up**	Yes, in existing contracts
Estimated CIC severance($)	25,220,833

*All NEOs considered

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals	
Annual incentives	Yes
Long-term incentives	Yes

Pay Riskiness Discussion	
Process discussed?	Yes
Material risks found?	No

Risk Mitigators	
*Clawback policy**	Yes
CEO stock ownership guideline	6X
Stock holding requirements	Stock options: N/A / Restricted Stock: Until stock ownership guidelines are met

*Must apply to cash incentives and at least all NEOs.

Pledging/Hedging of Shares	
Anti-hedging policy	The proxy statement does not disclose a robust policy
Anti-pledging policy	The proxy statement does not disclose a robust policy

Compensation Committee Responsiveness	
MSOP vote results (F/F+A)	2013: 96.6%; 2012: 98.4%
Frequency approved by shareholders	Annual with 94.4% support
Frequency adopted by company	Annual (year of adoption: 2011)

Repricing History	
Repriced/exchanged underwater options last FY?	No

Key tax gross-ups on perks ($)	None
Value of accumulated NQDC ($)*	2,511,197
Present value of all pensions ($)	N/A
Years of actual plan service	N/A
Additional years credited service	N/A

*Non-qualified Deferred Compensation

Disclosed Benchmarking Targets

Base salary	50th Percentile
Target short-term incentive	50th Percentile
Target long-term incentive (equity)	50th Percentile
Target total compensation	50th Percentile

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	Individual Contract
Non-CIC estimated severance ($)	11,152,525

Change-in-Control Severance Arrangement

*Cash severance trigger**	Double trigger
Cash severance multiple	3 times
Cash severance basis	Base Salary + Target Bonus
Treatment of equity	Auto-accelerated equity vesting
*Excise tax gross-up**	Yes, in existing contracts
Estimated CIC severance($)	16,081,511

*All NEOs considered

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals

Annual incentives	Yes
Long-term incentives	Yes

Pay Riskiness Discussion

Process discussed?	No
Material risks found?	No

Risk Mitigators

*Clawback policy**	No
CEO stock ownership guideline	5X
Stock holding requirements	No stock holding requirements disclosed

*Must apply to cash incentives and at least all NEOs.

Target long-term incentive (equity)	50th Percentile
Target total compensation	None Disclosed

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	Exec Severance Plan
Non-CIC estimated severance ($)	3,712,347
Change-In-Control Severance Arrangement	
*Cash severance trigger**	Double trigger
Cash severance multiple	2.99 times
Cash severance basis	Base Salary + Target Bonus
Treatment of equity	Vest only upon employment termination
*Excise tax gross-up**	Yes, in existing contracts
Estimated CIC severance($)	19,822,685

*All NEOs considered

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals	
Annual incentives	Yes
Long-term incentives	Partial
Pay Riskiness Discussion	
Process discussed?	Yes
Material risks found?	No
Risk Mitigators	
*Clawback policy**	Yes
CEO stock ownership guideline	6X
Stock holding requirements	No stock holding requirements disclosed

*Must apply to cash incentives and at least all NEOs.

Pledging/Hedging of Shares	
Anti-hedging policy	Company has a robust policy
Anti-pledging policy	Company has a robust policy
Compensation Committee Responsiveness	
MSOP vote results (F/F+A)	2013: 75.0%; 2012: 83.0%
Frequency approved by shareholders	Annual with 49.6% support
Frequency adopted by company	Annual (year of adoption: 2011)

Disclosed Benchmarking Targets

Base salary	50th Percentile
Target short-term incentive	50th Percentile
Target long-term incentive (equity)	50th Percentile
Target total compensation	None Disclosed

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	Individual Contract
Non-CIC estimated severance ($)	21,036,794

Change-in-Control Severance Arrangement

*Cash severance trigger**	Double trigger
Cash severance multiple	3 times
Cash severance basis	Base Salary + Target Bonus
Treatment of equity	Auto-accelerated equity vesting
*Excise tax gross-up**	Yes, in existing contracts
Estimated CIC severance($)	30,618,210

*All NEOs considered

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals

Annual incentives	Yes
Long-term incentives	Yes

Pay Riskiness Discussion

Process discussed?	Yes
Material risks found?	No

Risk Mitigators

*Clawback policy**	Yes
CEO stock ownership guideline	5X
Stock holding requirements	No stock holding requirements disclosed

*Must apply to cash incentives and at least all NEOs.

Pledging/Hedging of Shares

Anti-hedging policy	Company has a robust policy
Anti-pledging policy	The proxy statement does not disclose a robust policy

Compensation Committee Responsiveness

MSOP vote results (F/F+A)	2013: 95.3%; 2012: 96.0%
Frequency approved by shareholders	Annual with 91.8% support
Frequency adopted by company	Annual (year of adoption: 2011)

Additional years credited service	None

*Non-qualified Deferred Compensation

Disclosed Benchmarking Targets

Base salary	None Disclosed
Target short-term incentive	None Disclosed
Target long-term incentive (equity)	None Disclosed
Target total compensation	None Disclosed

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	Individual Contract
Non-CIC estimated severance ($)	13,417,268

Change-in-Control Severance Arrangement

*Cash severance trigger**	Double trigger
Cash severance multiple	2.99 times
Cash severance basis	Base Salary + Target Bonus
Treatment of equity	Vest only upon employment termination
*Excise tax gross-up**	Yes, in existing contracts
Estimated CIC severance($)	13,673,288

*All NEOs considered

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals

Annual incentives	Yes
Long-term incentives	Yes

Pay Riskiness Discussion

Process discussed?	Yes
Material risks found?	No

Risk Mitigators

*Clawback policy**	Yes
CEO stock ownership guideline	5X
Stock holding requirements	Stock options: 100% until stock ownership guidelines are met / Restricted Stock: 50% of net shares until ownership guidelines are met

*Must apply to cash incentives and at least all NEOs.

Pledging/Hedging of Shares

Anti-hedging policy	Company has robust policy

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	Individual Contract
Non-CIC estimated severance ($)	26,388,917

Change-In-Control Severance Arrangement

*Cash severance trigger**	Double trigger
Cash severance multiple	2 times
Cash severance basis	Base Salary + Last/Highest Paid Bonus
Treatment of equity	Auto-accelerated equity vesting
*Excise tax gross-up**	Yes, in existing contracts
Estimated CIC severance($)	26,992,121

*All NEOs considered

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals

Annual incentives	Yes
Long-term incentives	N/A

Pay Riskiness Discussion

Process discussed?	No
Material risks found?	No

Risk Mitigators

*Clawback policy**	Yes
CEO stock ownership guideline	6X
Stock holding requirements	Stock options: 12 months / Restricted Stock: 12 months

*Must apply to cash incentives and at least all NEOs.

Pledging/Hedging of Shares

Anti-hedging policy	The proxy statement does not disclose a robust policy
Anti-pledging policy	The proxy statement does not disclose a robust policy

Compensation Committee Responsiveness

MSOP vote results (F/F+A)	2013: 95.2%; 2012: 94.5%
Frequency approved by shareholders	Annual with 92.2% support
Frequency adopted by company	Annual (year of adoption: 2011)

Repricing History

Repriced/exchanged underwater options last FY?	No

Key tax gross-ups on perks ($)	None
Value of accumulated NQDC ($)*	1,371,779
Present value of all pensions ($)	N/A
Years of actual plan service	N/A
Additional years credited service	N/A

*Non-qualified Deferred Compensation

Disclosed Benchmarking Targets

Base salary	50th Percentile
Target short-term incentive	50th Percentile
Target long-term incentive (equity)	50th Percentile
Target total compensation	50th Percentile

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	Individual Contract
Non-CIC estimated severance ($)	9,631,867

Change-in-Control Severance Arrangement

*Cash severance trigger**	Double trigger
Cash severance multiple	3 times
Cash severance basis	Base Salary + Target Bonus
Treatment of equity	Vest only upon employment termination. Auto-accelerated for awards granted prior to Feb. 18, 2013.
*Excise tax gross-up**	Yes, in existing contracts
Estimated CIC severance($)	20,640,567

*All NEOs considered

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals

Annual incentives	Yes
Long-term incentives	Yes

Pay Riskiness Discussion

Process discussed?	Yes
Material risks found?	No

Risk Mitigators

*Clawback policy**	Yes
CEO stock ownership guideline	6X
Stock holding requirements	No stock holding requirements disclosed

*Must apply to cash incentives and at least all NEOs.

COMPONENTS OF PAY

($ in thousands)	CEO				CEO Peer Median	Other NEOS
	T. McInerney		M. Klein	M. Fraizer		
	2013	Change	2012	2011	2013	2013
Base salary	974	34.5%	724	1,121	1,018	2,465
Deferred comp & pension	0		0	724	0	710
All other comp	166	0.3%	165	205	241	4,643
Bonus	0	-100.0%	200	0	0	200
Non-equity incentives	3,000	275.0%	800	993	2,222	3,775
Restricted stock	790	54.0%	513	0	3,502	0
Option grant	5,796	165.6%	2,182	4,488	349	9,159
Total	10,725	133.9%	4,585	7,532	8,833	20,953
% of Net Income	1.9%					3.7%
% of Revenue	0.1%					0.2%

Non-Performance-based Pay Elements – CEO

Key perquisites ($)	Financial Planning: 9,235; Life Insurance: 9,853; CEO/NEO – Relocation Payment: 16,849
Key tax gross-ups on perks ($)	CEO/NEO Relocation payments gross-up: 7,792
Value of accumulated NQDC ($)*	93,444
Present value of all pensions ($)	N/A
Years of actual plan service	N/A
Additional years credited service	N/A

*Non-qualified Deferred Compensation

Disclosed Benchmarking Targets

Base salary	None Disclosed
Target short-term incentive	None Disclosed
Target long-term incentive (equity)	None Disclosed
Target total compensation	None Disclosed

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	Exec Severance Plan
Non-CIC estimated severance ($)	18,768,349

Change-in-Control Severance Arrangement

*Cash severance trigger**	Double trigger
Cash severance multiple	3 times
Cash severance basis	Base Salary + Target Bonus
Treatment of equity	Vest only upon employment termination
*Excise tax gross-up**	Yes, in existing contracts

Estimated CIC severance($)	21,823,725

*All NEOs considered

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals	
Annual incentives	Yes
Long-term incentives	N/A

Pay Riskiness Discussion	
Process discussed?	Yes
Material risks found?	No

Risk Mitigators	
*Clawback policy**	Yes
CEO stock ownership guideline	7X
Stock holding requirements	Stock options: Until stock ownership guidelines are met / Restricted Stock: Until stock ownership guidelines are met

*Must apply to cash incentives and at least all NEOs.

Pledging/Hedging of Shares	
Anti-hedging policy	Company has a robust policy
Anti-pledging policy	Company has a robust policy

Compensation Committee Responsiveness	
MSOP vote results (F/F+A)	2013: 97.8%; 2012: 94.9%
Frequency approved by shareholders	Annual with 89.5% support
Frequency adopted by company	Annual (year of adoption: 2011)

Repricing History	
Repriced/exchanged underwater options last FY?	No

Target long-term incentive (equity)	None Disclosed
Target total compensation	None Disclosed

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	Individual Contract
Non-CIC estimated severance ($)	30,620,988

Change-In-Control Severance Arrangement

*Cash severance trigger**	Modified single trigger
Cash severance multiple	2 times
Cash severance basis	Base Salary + Last/Highest Paid Bonus
Treatment of equity	Vest only upon employment termination
*Excise tax gross up**	Yes, in existing contracts.
Estimated CIC severance($)	43,464,397

*All NEOs considered

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals

Annual incentives	Yes
Long-term incentives	Yes

Pay Riskiness Discussion

Process discussed?	Yes
Material risks found?	No

Risk Mitigators

*Clawback policy**	Yes
CEO stock ownership guideline	5X
Stock holding requirements	Stock options: Until stock ownership guidelines are met / Restricted Stock: Until stock ownership guidelines are met

*Must apply to cash incentives and at least all NEOs.

Pledging/Hedging of Shares

Anti-hedging policy	Company has a robust policy
Anti-pledging policy	The company's policy prohibited pledging after October 2012

Compensation Committee Responsiveness

MSOP vote results (F/F+A)	2013: 64.1%; 2012: 94.0%
Frequency approved by shareholders	Annual with 93.6% support
Frequency adopted by company	Annual (year of adoption: 2011)

Repricing History

Repriced/exchanged underwater options last FY?	No

*Excise tax gross-up**	Yes, in existing contracts
Estimated CIC severance($)	9,580,145

*All NEOs considered

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals	
Annual incentives	Yes
Long-term incentives	N/A

Pay Riskiness Discussion	
Process discussed?	No
Material risks found?	No

Risk Mitigators	
*Clawback policy**	No
CEO stock ownership guideline	No stock ownership guidelines
Stock holding period requirements	No stock holding period requirements disclosed

*Must apply to cash incentives and at least all NEOs.

Pledging/Hedging of Shares	
Anti-hedging policy	The proxy statement does not disclose a robust policy
Anti-pledging policy	The proxy statement does not disclose a robust policy

Compensation Committee Responsiveness	
MSOP vote results (F/F+A)	2013: 83.2%; 2012: 78.9%
Frequency approved by shareholders	Annual with 60.6% support
Frequency adopted by company	Annual (year of adoption: 2011)

Repricing History	
Repriced/exchanged underwater options last FY?	No

Disclosed Benchmarking Targets

Base salary	50th Percentile
Target short-term incentive	50th Percentile
Target long-term incentive (equity)	None Disclosed
Target total compensation	50th Percentile

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	None
Non-CIC estimated severance ($)	N/A

Change-in-Control Severance Arrangement	
*Cash severance trigger**	Double trigger
Cash severance multiple	3 times
Cash severance basis	Base Salary + Average Bonus
Treatment of equity	Auto-accelerated equity vesting
*Excise tax gross-up**	NEO Kerrigan is still eligible for an excise tax gross-up (See Comment)
Estimated CIC severance($)	7,153,127

*All NEOs considered

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals	
Annual incentives	Yes
Long-term incentives	Yes

Pay Riskiness Discussion	
Process discussed?	Yes
Material risks found?	No

Risk Mitigators	
*Clawback policy**	Yes
CEO stock ownership guideline	6X
Stock holding requirements	Until stock ownership guidelines are met

*Must apply to cash incentives and at least all NEOs.

Pledging/Hedging of Shares	
Anti-hedging policy	Company has robust policy
Anti-pledging policy	Company has robust policy

Compensation Committee Responsiveness	
MSOP vote results (F/F+A)	2013: 95.7%; 2012: 91.3%
Frequency approved by shareholders	Annual with 85.9% support (Year of adoption: 2011)
Frequency adopted by company	Annual

per the terms of his offer letter. The total bonus amount is subject to repayment provisions if he resigns absent good reason or is terminated for cause within three years of employment. Tillman also received a one-time grant of restricted stock valued at $1 million which vest in three equal installments on the first three anniversaries of the date of grant.

Shareholders generally prefer that sign-on bonuses carry performance conditions such that awards would vest upon improvement in company performance. Such practice bolsters the alignment between CEO pay and company performance.

OTHER NOTABLE CONSIDERATIONS

The company continues to maintain excise tax gross-up provisions under existing employment programs. EVP and General Counsel Kerrigan remains entitled to an excise tax gross-up payment upon a change in control. However, for NEOs who are newly hired or first promoted to positions on or after Oct. 26, 2011, the program no longer contains this provision. As such, the change-in-control agreements for the CEO and CFO, who assumed their respective positions in 2013, do not provide for excise tax payments.

A tax gross-up provision leads to such substantial increases in potential termination payments that the provision may encourage executives to negotiate merger agreements that may not be in the best long-term interests of shareholders.

Equity awards are single-trigger. Under the company's change-in-control plans, NEOs' long-term incentive awards would become fully vested and exercisable upon a change in control. In addition, outstanding performance units would vest at the target value upon a change-in-control. Such single-trigger vesting may result in an economic windfall to the executive without an accompanying termination of employment.

CONCLUSION

There are concerns raised regarding (i) the legacy excise tax gross-up provision, (ii) the automatic acceleration of NEOs long-term incentive awards, (iii) discretionary component of the short-term incentive program, and (iv) the lack of strongly performance-based elements in the company's equity program. However, these concerns do not rise to a level where an adverse vote recommendation is warranted, given that pay is reasonably aligned with performance at this time and given the new leadership structure at the company. Nevertheless, shareholders should continue to monitor the company's pay programs going forward.

Item 4: Report on Lobbying Payments and Policy — FOR

VOTE RECOMMENDATION

A vote FOR this resolution is warranted because the company could provide additional information regarding its trade association policies and memberships as well as related oversight mechanisms.

Vote Requirement: Majority of votes cast; abstentions count against, broker non-votes will have no effect.

Discussion

In Brief: This repeat proposal filed by the New York State Common Retirement Fund at Marathon Oil Corporation asks for the company to provide a report on its lobbying-related expenditures. The proposal is part of a campaign which started in 2011, and expanded in 2012 and 2013, to get companies to report on their political lobbying expenditures, policies, and management oversight mechanisms. The campaign has been coordinated by the American Federation of State, County and Municipal Employees (AFSCME) and Walden Asset Management. In 2013, 53 resolutions were filed on this topic, and 39 came to a vote, with an average support of 25.8 percent. So far for 2014, ISS has identified 49 resolutions filed as part of this campaign. Last year, the same proposal received 42.2 percent shareholder support at Marathon Oil.

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	Individual Contract
Non-CIC estimated severance ($)	72,561,811

Change-in-Control Severance Arrangement

*Cash severance trigger**	Double trigger
Cash severance multiple	2 times
Cash severance basis	Base Salary + Average Bonus
Treatment of equity	Vest only upon employment termination
*Excise tax gross-up**	Yes, in existing contracts
Estimated CIC severance($)	72,561,811

*All NEOs considered

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals

Annual incentives	Yes
Long-term incentives	Partial

Pay Riskiness Discussion

Process discussed?	Yes
Material risks found?	No

Risk Mitigators

*Clawback policy**	Yes
CEO stock ownership guideline	6X
Stock holding requirements	No stock holding requirements disclosed

*Must apply to cash incentives and at least all NEOs.

Pledging/Hedging of Shares

Anti-hedging policy	Company has a robust policy
Anti-pledging policy	The proxy statement does not disclose a robust policy

Compensation Committee Responsiveness

MSOP vote results (F/F+A)	2013: 96.8%; 2012: 96.8%
Frequency approved by shareholders	Annual with 86.6% support
Frequency adopted by company	Annual (year of adoption: 2011)

Repricing History

Repriced/exchanged underwater options last FY?	No

Executive Compensation Analysis

COMPONENTS OF PAY

($ in thousands)	CEO				CEO Peer Median	Other NEOS
	D. Thompson		D. Thompson	J. Skinner		
	2013	**Change**	**2012**	**2011**	**2013**	**2013**
Base salary	1,225	25.1%	979	1,473	1,220	2,609
Deferred comp & pension	0		0	0	22	0
All other comp	434	33.7%	325	752	248	3,571
Bonus	0		0	0	0	0
Non-equity incentives	1,400	-83.7%	8,581	3,300	2,200	1,824
Restricted stock	5,250	620.1%	729	1,429	4,400	5,605
Option grant	1,642	-38.1%	2,651	2,742	2,222	7,370
Total	**9,952**	**-25.0%**	**13,265**	**9,696**	**10,932**	**20,980**
% of Net Income	0.2%					0.4%
% of Revenue	N/A					0.1%

Non-Performance-based Pay Elements – CEO

Key perquisites ($)	Personal aircraft use: 155,705; CEO Aggregate Other Perks: 42,470
Key tax gross-ups on perks ($)	None
Value of accumulated NQDC ($)*	3,381,400
Present value of all pensions ($)	N/A
Years of actual plan service	N/A
Additional years credited service	N/A

*Non-qualified Deferred Compensation

Disclosed Benchmarking Targets

Base salary	50th Percentile
Target short-term incentive	50th Percentile
Target long-term incentive (equity)	50th Percentile
Target total compensation	50th Percentile

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	Exec Severance Plan
Non-CIC estimated severance ($)	2,322,018

Change-in-Control Severance Arrangement

*Cash severance trigger**	Double trigger
Cash severance multiple	3 times
Cash severance basis	Base Salary + Target Bonus
Treatment of equity	Vest only upon employment termination
*Excise tax gross-up**	Yes, in existing contracts
Estimated CIC severance($)	31,834,462

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals	
Annual incentives	Yes
Long-term incentives	Yes

Pay Riskiness Discussion	
Process discussed?	Yes
Material risks found?	No

Risk Mitigators	
*Clawback policy**	Yes
CEO stock ownership guideline	6X
Stock holding requirements	Stock options / Restricted Stock: Until stock ownership guidelines are met

*Must apply to cash incentives and at least all NEOs.

Pledging/Hedging of Shares	
Anti-hedging policy	Company has a robust policy
Anti-pledging policy	The proxy statement does not disclose a robust policy

Compensation Committee Responsiveness	
MSOP vote results (F/F+A)	2013: 96.3%; 2012: 94.9%
Frequency approved by shareholders	Annual with 82.5% support
Frequency adopted by company	Annual (year of adoption: 2011)

Repricing History	
Repriced/exchanged underwater options last FY?	No

Non-Performance-based Pay Elements – CEO

Key perquisites ($)	N/A
Key tax gross-ups on perks ($)	None
Value of accumulated NQDC ($)*	0
Present value of all pensions ($)	N/A
Years of actual plan service	N/A
Additional years credited service	N/A

*Non-qualified Deferred Compensation

Disclosed Benchmarking Targets

Base salary	None Disclosed
Target short-term incentive	None Disclosed
Target long-term incentive (equity)	None Disclosed
Target total compensation	None Disclosed

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	None
Non-CIC estimated severance ($)	N/A

Change-in-Control Severance Arrangement

*Cash severance trigger**	Double trigger
Cash severance multiple	2 times
Cash severance basis	Base Salary + Target Bonus
Treatment of equity	Auto-accelerated equity vesting
*Excise tax gross-up**	Yes, in existing contracts
Estimated CIC severance($)	23,998,261

*All NEOs considered

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals

Annual incentives	Yes
Long-term incentives	Yes

Pay Riskiness Discussion

Process discussed?	No
Material risks found?	No

Risk Mitigators

*Clawback policy**	No
CEO stock ownership guideline	Not disclosed
Stock holding period requirements	No stock holding period requirements disclosed

*Must apply to cash incentives and at least all NEOs.

Target long-term incentive (equity)	None Disclosed
Target total compensation	None Disclosed

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	Exec Severance Plan
Non-CIC estimated severance ($)	N/A

Change-in-Control Severance Arrangement

*Cash severance trigger**	Double trigger
Cash severance multiple	3 times
Cash severance basis	Base Salary + Last/Highest Paid Bonus
Treatment of equity	Auto-accelerated equity vesting
*Excise tax gross-up**	Yes, In existing contracts
Estimated CIC severance($)	18,170,744

*All NEOs considered

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals

Annual incentives	Yes
Long-term incentives	Yes

Pay Riskiness Discussion

Process discussed?	Yes
Material risks found?	No

Risk Mitigators

*Clawback policy**	Yes
CEO stock ownership guideline	5X
Stock holding requirements	No stock holding requirements disclosed

*Must apply to cash incentives and at least all NEOs.

Pledging/Hedging of Shares

Anti-hedging policy	The proxy statement does not disclose a robust policy
Anti-pledging policy	Company has a robust policy

Compensation Committee Responsiveness

MSOP vote results (F/F+A)	2013: 94.8%; 2012: 86.9%
Frequency approved by shareholders	Annual with 65.0% support
Frequency adopted by company	Annual (year of adoption: 2011)

Repricing History

Repriced/exchanged underwater options last FY?	No

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	None
Non-CIC estimated severance ($)	N/A

Change-in-Control Severance Arrangement

*Cash severance trigger**	Double trigger
Cash severance multiple	1 times
Cash severance basis	Base Salary
Treatment of equity	Auto-accelerated equity vesting
*Excise-tax gross-up**	Yes, in existing contracts
Estimated CIC severance($)	7,411,714

*All NEOs considered

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals

Annual incentives	Partial
Long-term incentives	N/A

Pay Riskiness Discussion

Process discussed?	Yes
Material risks found?	No

Risk Mitigators

*Clawback policy**	No
CEO stock ownership guideline	5X
Stock holding requirements	Until stock ownership guidelines are met

*Must apply to cash incentives and at least all NEOs.

Pledging/Hedging of Shares

Anti-hedging policy	Company has a policy but includes waivers or lacks complete definition
Anti-pledging policy	Company permits

Compensation Committee Responsiveness

MSOP vote results (F/F+A)	2013: 95.8%; 2012: 95.8%
Frequency approved by shareholders	Annual with 61.4% support
Frequency adopted by company	Annual (year of adoption: 2011)

Repricing History

Repriced/exchanged underwater options last FY?	No

Years of actual plan service	42.0
Additional years credited service	None

*Non-qualified Deferred Compensation

Disclosed Benchmarking Targets

Base salary	50th Percentile
Target short-term incentive	50th Percentile
Target long-term incentive (equity)	50th Percentile
Target total compensation	50th Percentile

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	None
Non-CIC estimated severance ($)	30,717,196

Change-in-Control Severance Arrangement

*Cash severance trigger**	Modified single trigger
Cash severance multiple	3 times**
Cash severance basis	Base Salary + Target Bonus
Treatment of equity	Auto-accelerated equity vesting
*Excise tax gross-up**	Yes, in existing contracts
Estimated CIC severance($)	78,606,833

*All NEOs considered

**As stated in DEF 14A page 62 "severance pay equal to three times the executive's annual base salary and annual cash incentive compensation, other than Converted RONA Bonuses." Note that the in a 10-Q (pg 11. of exhibit 10a) filed on Nov. 6, 2008, the company's Change in Control Severance Agreement for executives indicates a severance multiple of 1 in its calculation.

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals

Annual incentives	Yes
Long-term incentives	Yes

Pay Riskiness Discussion

Process discussed?	Yes
Material risks found?	No

Risk Mitigators

*Clawback policy**	Yes
CEO stock ownership guideline	5X
Stock holding period requirements	No stock holding period requirements disclosed

*Must apply to cash incentives and at least all NEOs.

Pledging/Hedging of Shares

Anti-hedging policy	Company has a robust policy
Anti-pledging policy	Company has a robust policy

Disclosed Benchmarking Targets

Base salary	None Disclosed
Target short-term incentive	None Disclosed
Target long-term incentive (equity)	None Disclosed
Target total compensation	None Disclosed

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	Individual Contract
Non-CIC estimated severance ($)	8,745,834

Change-in-Control Severance Arrangement

*Cash severance trigger**	Double trigger
Cash severance multiple	1.02X**
Cash severance basis	Base Salary + Average Bonus
Treatment of equity	Vest only upon employment termination
*Excise tax gross-up**	Yes, in existing contracts
Estimated CIC severance($)	8,745,834

*All NEOs considered
** According to the company's executive severance plan, it appears that the cash severance multiple for the future CEO is expected to be 2.5X.

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals

Annual incentives	Yes
Long-term incentives	Yes

Pay Riskiness Discussion

Process discussed?	Yes
Material risks found?	No

Risk Mitigators

*Clawback policy**	Yes
CEO stock ownership guideline	5X
Stock holding requirements	Stock options and restricted stock: Until stock ownership guidelines are met

*Must apply to cash incentives and at least all NEOs.

Pledging/Hedging of Shares

Anti-hedging policy	Company has a robust policy
Anti-pledging policy	Company has a robust policy

Compensation Committee Responsiveness

MSOP vote results (F/F+A)	2013: 78.3%; 2012: 96.8%
Frequency approved by shareholders	Annual with 73.5% support

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	Individual Contract
Non-CIC estimated severance ($)	61,724,911

Change-in-Control Severance Arrangement	
*Cash severance trigger**	Double trigger
Cash severance multiple	3 times
Cash severance basis	Base Salary + Target Bonus
Treatment of equity	Vest only upon employment termination
*Excise tax gross-up**	Yes, in existing contracts
Estimated CIC severance($)	72,854,984

*All NEOs considered

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals	
Annual incentives	Partial
Long-term incentives	Yes

Pay Riskiness Discussion	
Process discussed?	Yes
Material risks found?	No

Risk Mitigators	
*Clawback policy**	Yes
CEO stock ownership guideline	The lesser of 15,000 shares or shares valued at $5 million (approximately 9x base salary)
Stock holding requirements	No stock holding requirements disclosed

*Must apply to cash incentives and at least all NEOs.

Pledging/Hedging of Shares	
Anti-hedging policy	Company has a robust policy
Anti-pledging policy	Company has a robust policy

Compensation Committee Responsiveness	
MSOP vote results (F/F+A)	2013: 97.5%; 2012: 97.4%
Frequency approved by shareholders	Annual with 89.5% support
Frequency adopted by company	Annual (year of adoption: 2011)

Repricing History	
Repriced/exchanged underwater options last FY?	No

Disclosed Benchmarking Targets

Base salary	50th Percentile
Target short-term incentive	None Disclosed
Target long-term incentive (equity)	None Disclosed
Target total compensation	None Disclosed

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	None
Non-CIC estimated severance ($)	N/A

Change-in-Control Severance Arrangement

*Cash severance trigger**	Double trigger
Cash severance multiple	3 times
Cash severance basis	Base Salary + Average Bonus
Treatment of equity	Auto-accelerated equity vesting
*Excise tax gross-up**	Yes, in existing contracts
Estimated CIC severance($)	20,687,099

*All NEOs considered

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals

Annual incentives	Yes
Long-term incentives	N/A

Pay Riskiness Discussion

Process discussed?	Yes
Material risks found?	No

Risk Mitigators

*Clawback policy**	Yes, on certain cash or equity-based compensation
CEO stock ownership guideline	5X
Stock holding requirements	Until stock ownership guidelines are met

*Must apply to cash incentives and at least all NEOs.

Pledging/Hedging of Shares

Anti-hedging policy	Company has a robust policy
Anti-pledging policy	The proxy statement does not disclose a robust policy

Compensation Committee Responsiveness

MSOP vote results (F/F+A)	2013: 86.3%; 2012: 96.3%
Frequency approved by shareholders	Annual with 64.7% support
Frequency adopted by company	Annual (year of adoption: 2011)

Disclosed Benchmarking Targets

Base salary	25-50th percentile
Target short-term incentive	50th percentile
Target long-term incentive (equity)	25-50th percentile
Target total compensation	None Disclosed

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	Individual Contract
Non-CIC estimated severance ($)	10,956,493

Change-in-Control Severance Arrangement

*Cash severance trigger**	Double trigger
Cash severance multiple	2 times
Cash severance basis	Base Salary + Target Bonus
Treatment of equity	Vest only upon employment termination
*Excise tax gross-up**	Yes, in existing contracts
Estimated CIC severance($)	14,966,841

*All NEOs considered

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals

Annual incentives	Yes
Long-term incentives	Yes

Pay Riskiness Discussion

Process discussed?	Yes
Material risks found?	No

Risk Mitigators

*Clawback policy**	Yes
CEO stock ownership guideline	140,000 shares
Stock holding period requirements	Until stock ownership guidelines are met

*Must apply to cash incentives and at least all NEOs.

Pledging/Hedging of Shares

Anti-hedging policy	Company has a robust policy
Anti-pledging policy	Company has a robust policy

Compensation Committee Responsiveness

MSOP vote results (F/F+A)	2013: 98.4%; 2012: 97.4%
Frequency approved by shareholders	Annual with 83.3% support
Frequency adopted by company	Annual (year of adoption: 2011)

Disclosed Benchmarking Targets

Base salary	At most the 50th percentile
Target short-term incentive	At most the 50th percentile
Target long-term incentive (equity)	None Disclosed
Target total compensation	None Disclosed

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	Individual Contract
Non-CIC estimated severance ($)	3,773,992

Change-in-Control Severance Arrangement

*Cash severance trigger**	Double trigger
Cash severance multiple	3 times
Cash severance basis	Base salary + average bonus
Treatment of equity	Vest only upon employment termination
*Excise tax gross-up**	Yes, in existing contracts
Estimated CIC severance($)	109,524,937

*All NEOs considered

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals

Annual incentives	N/A (bonuses are entirely discretionary)
Long-term incentives	N/A (equity awards are entirely time-based)

Pay Riskiness Discussion

Process discussed?	Yes
Material risks found?	No

Risk Mitigators

*Clawback policy**	Yes
CEO stock ownership guideline	6X
Stock holding requirements	No stock holding requirements disclosed

*Must apply to cash incentives and at least all NEOs.

Pledging/Hedging of Shares

Anti-hedging policy	Company has a robust policy
Anti-pledging policy	Company has a robust policy

Compensation Committee Responsiveness

MSOP vote results (F/F+A)	2013: N/A 2012: N/A 2011: 94.6%
Frequency approved by shareholders	Triennial with 58.4% support

no advisory vote on executive compensation, consulted proxy



Scripps Networks Interactive, Inc.

Key Takeaways

- The company has two classes of voting stock: Class A common stock and common stock. This analysis is specific to holders of Class A common stock.
- Mary McCabe Peirce and Wesley W. Scripps serve as non-independent members of key board committees. However, these directors are elected by holders of common stock only.

ISS QuickScore

GOVERNANCE

9

Scores indicate decile rank relative to index or region. A decile score of 1 indicates lower governance risk, while a 10 indicates higher governance risk.

Meeting Type: Annual
Meeting Date: 12 May 2015
Record Date: 19 March 2015
Meeting ID: 961223

New York Stock Exchange: SNI
Index: S&P 500
Sector: Broadcasting
GICS: 25401020

Primary Contact
Paul Beland, CFA
Paul.M.Beland@issgovernance.com

Agenda & Recommendations

Policy: United States

Incorporated: Ohio, USA

Item	Code	Proposal	Board Rec.	ISS Rec.
MANAGEMENT PROPOSALS				
1.1	M0201	Elect Director Jarl Mohn	FOR	FOR
1.2	M0201	Elect Director Nicholas B. Paumgarten	FOR	FOR
1.3	M0201	Elect Director Jeffrey Sagansky	FOR	FOR
1.4	M0201	Elect Director Ronald W. Tysoe	FOR	FOR

Shading indicates that ISS recommendation differs from Board recommendation
▶ Items deserving attention due to contentious issues or controversy

ISS-Company Dialogue

Date	Topic	Initiated By	Notes
April 14, 2015	Draft Review	ISS (with Issuer)	The company was given the opportunity to review a draft of this analysis for fact-checking purposes.

Note: ISS engages in ongoing dialogue with issuers in order to ask for additional information or clarification, but not to engage on behalf of its clients. Any draft review which may occur as part of this process is done for purposes of data verification only. All ISS recommendations are based solely upon publicly disclosed information.

Report Contents

DEF 14A 1 d654063ddef14a.htm DEF 14A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant ☑

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☑ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to Rule 14a-12

SCRIPPS NETWORKS INTERACTIVE, INC.

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☑ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount previously paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:



SCRIPPS NETWORKS INTERACTIVE, INC.

9721 Sherrill Blvd.
Knoxville, TN 37932

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 13, 2014

TO THE SHAREHOLDERS OF SCRIPPS NETWORKS INTERACTIVE, INC.

The Annual Meeting of the Shareholders of Scripps Networks Interactive, Inc. (the "Company") will be held at the Company's headquarters, 9721 Sherrill Blvd., Knoxville, Tennessee 37932, on Tuesday, May 13, 2014, at 4:00 p.m., local time, for the following purposes:

1. to elect 12 directors;
2. to hold an advisory (non-binding) vote to approve named executive officer compensation (a "say-on-pay vote"); and
3. to transact such other business as may properly come before the meeting.

The board of directors has set the close of business on March 20, 2014 as the record date for the determination of shareholders who are entitled to notice of and to vote at the meeting and any adjournment thereof.

If you plan to attend the meeting and need special assistance because of a disability, please contact the corporate secretary's office.

We are furnishing our proxy materials to you under Securities and Exchange Commission rules that allow companies to deliver proxy materials to their shareholders on the Internet. On or about April 3, 2014, we began mailing a Notice of Internet Availability of Proxy Materials ("Notice") and provided access to our proxy materials on the Internet. The proxy materials include the 2013 Annual Report to Shareholders and the Proxy Statement.

We encourage you to attend the Annual Meeting. However, it is important that your shares be represented whether or not you are personally able to attend. Even if you plan to attend the Annual Meeting, please vote as instructed in the Notice, via the Internet or the telephone as promptly as possible to ensure that your vote is recorded. Alternatively, you may follow the procedures outlined in the Notice to request a paper proxy card to submit your vote by mail. If you attend the meeting and your shares are registered in your name, you may withdraw your proxy at that time and vote your shares in person.

Your proxy is being solicited by the board of directors.

CYNTHIA L. GIBSON
Executive Vice President,
Chief Legal Officer and Corporate Secretary

April 3, 2014

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 13, 2014.
The Proxy Statement and Annual Report to Shareholders are available without charge at http://www.proxyvote.com

Qualifying Termination Following a Change in Control

Senior Executive Change in Control Plan

Each NEO participates in the Senior Executive Change in Control Plan. Under this plan, if the executive's employment is terminated by the Company other than for "cause," death or disability or if the executive resigns for "good reason," within two years after a "change in control," then the Company or its successor will be obligated to pay or provide the following benefits:

- A lump sum payment equal to 3.0 times for Mr. Lowe, 2.5 times for Messrs. NeCastro and Jablin, 2.0 times for Mr. Hale and Ms. Gibson of the executive's annual base salary and annual incentive. For this purpose, annual incentive generally means the greater of (i) target in the year of termination or (ii) the highest annual incentive earned in the prior three years.
- Continued medical, dental, disability, life and accidental death insurance coverage for 36 months for Mr. Lowe, 30 months for Messrs. NeCastro and Jablin, and 24 months for Mr. Hale and Ms. Gibson.
- A lump sum payment equal to the actuarial value of the additional benefits under the Company's qualified and supplemental defined benefit plans and defined contribution plans the executive would have received if his/her age and years of service at the time of termination were increased by 3.0 years for Mr. Lowe, 2.5 years for Messrs. NeCastro and Jablin, and 2.0 years for Mr. Hale and Ms. Gibson (supplemental defined contribution plan only).
- A tax gross-up for any excise taxes imposed on excess parachute payments.

Under the change in control plan, the terms "cause" generally includes a commission of a felony or an act that impairs the Company's reputation; willful failure to perform duties; or breach of any material term, provision or condition of employment. The term "good reason" generally includes a reduction in compensation or duties; relocation outside of principal place of employment; or a material breach of the employment terms by the Company.

In addition to the benefits under the Executive Change in Control Plan, Mr. Lowe's employment agreement provides that he is entitled to receive reasonable outplacement services for a period of 18 months as well as reimbursement for reasonable legal expenses (up to $75,000) if he is required to enforce the agreement in the event of a qualifying termination following a change in control.

In exchange for these benefits, the executives agree not to compete against the Company or its successors, or solicit their employees, customers, vendors or advertisers for a period of one year after termination.

Company Peer Group

Number of peer group constituents	9

Disclosed Benchmarking Targets

Base salary	None Disclosed
Target short-term incentive	None Disclosed
Target long-term incentive (equity)	None Disclosed
Target total compensation	None Disclosed

Severance/Change-in-Control Arrangements

CEO contractual severance arrangement	None
CEO non-CIC estimated severance ($)	N/A

Change-in-Control Severance Arrangement:

Trigger (all NEOs considered)	Double trigger
Cash Severance Multiple (CEO)	3 times
Cash Severance Basis (CEO)	Base Salary + Last/Highest Paid Bonus
Treatment of equity (CEO)	Vest only upon employment termination
Excise Tax Gross-up (all NEOs)	Yes, in existing contracts
Estimated CIC severance (CEO) ($)	40,334,917

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals

Annual incentives	Yes
Long-term incentives	Yes

Pay Riskiness Discussion

Process discussed?	Yes
Material risks found?	No

Pledging/Hedging of Shares

Anti-hedging policy	Company has robust policy
Anti-pledging policy	Company has robust policy
Pledging of at least 1,000 shares of company stock by NEOs or directors	No

Risk Mitigators

Clawback policy beyond SOX	Yes
CEO stock ownership guideline	6X
Stock holding requirements	No disclosure

Compensation Committee Responsiveness

Prior year's MSOP vote result (F/F+A)	2013: 95.4%; 2012: 95.0%

Disclosed Benchmarking Targets

Base salary	None Disclosed
Target short-term incentive	None Disclosed
Target long-term incentive (equity)	None Disclosed
Target total compensation	None Disclosed

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	None
Non-CIC estimated severance ($)	N/A

Change-in-Control Severance Arrangement

*Cash severance trigger**	No Agreement
Cash severance multiple	N/A
Cash severance basis	N/A
Treatment of equity	Vest only upon employment termination
*Excise tax gross-up**	Yes, in existing contracts
Estimated CIC severance($)	15,233,496

*All NEOs considered

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals

Annual incentives	Yes
Long-term incentives	Yes

Pay Riskiness Discussion

Process discussed?	Yes
Material risks found?	No

Risk Mitigators

*Clawback policy**	Yes
CEO stock ownership guideline	8X
Stock holding requirements	No stock holding requirements disclosed

*Must apply to cash incentives and at least all NEOs.

Pledging/Hedging of Shares

Anti-hedging policy	Company has robust policy
Anti-pledging policy	Company has robust policy

Compensation Committee Responsiveness

MSOP vote results (F/F+A)	2013: N/A; 2012: N/A; 2011: 93.2%
Frequency approved by shareholders	Triennial with 70.5% support
Frequency adopted by company	Triennial (year of adoption: 2011)

Target long-term incentive (equity)	None Disclosed
Target total compensation	None Disclosed

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	Individual Contract
Non-CIC estimated severance ($)	20,591,119

Change-in-Control Severance Arrangement

*Cash severance trigger**	Double trigger
Cash severance multiple	2.99 times
Cash severance basis	Base salary + target bonus
Treatment of equity	Vest only upon employment termination
*Excise tax gross-up**	Yes, in existing contract with one NEO, but not for the CEO.
Estimated CIC severance($)	35,144,051

*All NEOs considered

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals

Annual incentives	Yes
Long-term incentives	N/A

Pay Riskiness Discussion

Process discussed?	Yes
Material risks found?	No

Risk Mitigators

*Clawback policy**	Yes
CEO stock ownership guideline	6X
Stock holding requirements	No stock holding requirements disclosed

*Must apply to cash incentives and at least all NEOs.

Pledging/Hedging of Shares

Anti-hedging policy	Company has a robust policy
Anti-pledging policy	Company has a robust policy

Compensation Committee Responsiveness

MSOP vote results (F/F+A)	2013: 78.0% 2012: 51.3%
Frequency approved by shareholders	Annual with 76.1% support
Frequency adopted by company	Annual (year of adoption: 2011)

Repricing History

Repriced/exchanged underwater options last FY?	No

Years of actual plan service	10.7
Additional years credited service	None

*Non-qualified Deferred Compensation

Disclosed Benchmarking Targets

Base salary	50th Percentile
Target short-term incentive	None Disclosed
Target long-term incentive (equity)	None Disclosed
Target total compensation	None Disclosed

Severance/Change-in-Control Arrangements (CEO unless noted)

Contractual severance arrangement	Individual Contract
Non-CIC estimated severance ($)	46,252,677

Change-in-Control Severance Arrangement

*Cash severance trigger**	Modified single trigger
Cash severance multiple	3 times
Cash severance basis	Base Salary + Last/Highest Paid Bonus
Treatment of equity	Auto-accelerated equity vesting
*Excise tax gross-up**	Yes, in existing contracts
Estimated CIC severance($)	46,252,677

*All NEOs considered

Compensation Committee Communication & Responsiveness

Disclosure of Metrics/Goals

Annual incentives	Yes
Long-term incentives	Yes

Pay Riskiness Discussion

Process discussed?	Yes
Material risks found?	No

Risk Mitigators

*Clawback policy**	No
CEO stock ownership guideline	5X
Stock holding requirements	No stock holding requirements disclosed

*Must apply to cash incentives and at least all NEOs.

Pledging/Hedging of Shares

Anti-hedging policy	Company has robust policy
Anti-pledging policy	Company does not disclose any policy

Compensation Committee Responsiveness

MSOP vote results (F/F+A)	2013: 91.0%; 2012: 90.1%

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114.1190

TELEPHONE: +1.216.586.3939 • FACSIMILE: +1.216.579.0212

July 8, 2015

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Parker-Hannifin Corporation – Omission of Shareholder Proposal Submitted by AFL-CIO Equity Index Fund – Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of Parker-Hannifin Corporation, an Ohio corporation (the "***Company***" or "***Parker***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "***Exchange Act***"), we are writing to respectfully request that the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concur with the Company's view that, for the reasons stated below, the shareholder proposal and the statement in support thereof submitted by the AFL-CIO Equity Index Fund (the "***Proponent***"), received by the Company on May 22, 2015 (the "***Proposal***"), may be properly omitted from the proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2015 annual meeting of shareholders (the "***2015 Meeting***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have filed this letter via electronic submission with the Commission no later than 80 days before the Company intends to file its definitive Proxy Materials with the Commission.

This request is being submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***Staff Legal Bulletin No. 14D***"). Accordingly, we are not enclosing the additional six copies ordinarily required by Rule 14a-8(j). In accordance with Rule 14a-8(j), a copy of this submission is being sent, by e-mail, to Maureen O'Brien, Director of Corporation Governance of Marco Consulting Group, pursuant to the Proponent's request.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D require proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, we are taking this opportunity to notify the Proponent that if it elects to submit additional correspondence to the Commission or the Staff related to the Proposal, copies of that correspondence should concurrently be furnished to the Company care of the undersigned pursuant to Rule 14a-8(k).

The Proposal, including the supporting statement made in connection therewith, is attached to this letter as ***Exhibit A***.

I. Basis for Exclusion of the Proposal

The Proposal, or a Portion thereof, May Be Excluded Pursuant to Rule 14a-8(i)(3) Because It Contains Unsubstantiated References to Non-Public Materials that the Proponent Has Not Made Available to the Company for Evaluation

The Company respectfully requests that the Staff concur in the Company's view that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3) because it contains unsubstantiated references to non-public materials that the Proponent has not made available to the Company in violation of Rule 14a-9. In the event that the Staff does not concur, the Company respectfully requests that the Staff concur in the Company's view that the third paragraph of the Proposal's statement in support may be properly excluded.

Background

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, "which prohibits materially false and misleading statements in proxy materials." Rule 14a-9 specifically provides that no solicitation may be made by means of any proxy statement containing "any statement, which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

The Staff has indicated in previous guidance that references within a proposal to external sources can violate the Commission's proxy rules, including Rule 14a-9, and accordingly can support the exclusion of a proposal or portions thereof under Rule 14a-8(i)(3). In Staff Legal Bulletin No. 14 (Jul. 13, 2001), the Staff stated that a proposal's reference to a website is excludable under Rule 14a-8(i)(3) "because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." The Staff has also concurred in the exclusion of newspaper article references within a proposal's supporting statement on the basis that such references were false and misleading under Rule 14a-9. See *Freeport-McMoRan Copper & Gold Inc.* (Feb. 22, 1999).

Shareholder proponents are subject to the same standards that apply to companies under Rule 14a-9 when making references to external sources in a shareholder proposal. The Staff has in the past required companies to provide copies of source materials when a company references external sources that are not publicly available in its proxy materials in order to demonstrate that the source references do not violate Rule 14a-9. In an August 2011 comment letter to Forest Laboratories, Inc., the Staff noted that the company's definitive additional proxy soliciting materials contained statements attributed to a Jefferies Research report that was not provided. The Staff requested that copies of the report be made available, observing:

> "Where the basis of support are other documents, such as the Jefferies Research report ... provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Such materials should be marked to highlight the relevant portions or data and should indicate to which statements the material refers."

When the company failed to provide the Jefferies Research materials, the Staff instructed the Company either to provide the requested supporting materials to the Staff or to submit an additional filing informing shareholders that the Company was unable to provide such support. The Staff went on to state "[u]ntil such support is provided or filings made, please avoid referencing or making similar unsupported statements in your filings. Refer to Rule 14a-9." *Commission Comment Letter to Forest Laboratories, Inc.* (Staff response Aug. 12, 2011). The Staff also made similar requests of H.J. Heinz Company when it requested a full copy of an article from which the company had quoted an individual in order to "appreciate the full context in which the quote appears" and also reminded the company "that referring to another person's statements does not insulate you from the applicability of Rule 14a-9" and the company should "refrain from making any unsupportable statements." *Commission Comment Letter to H.J. Heinz Company* (Staff response Jul. 21, 2006).

Similar to its requests of companies regarding their proxy materials, the Staff also requires shareholder proponents to provide companies with source materials that are not publicly available in order to show that references to these materials do not violate Rule 14a-9. In Staff Legal Bulletin 14G (Oct. 16, 2012) ("***Staff Legal Bulletin 14G***"), the Staff reiterated that references to external sources are excludable under Rule 14a-8(i)(3) and stated "if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for the company or the Staff to evaluate whether the website reference may be excluded." In Staff Legal Bulletin 14G, the Staff also noted that a reference to an external source that is not publicly available could avoid exclusion "if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website." See also *The Charles Schwab Corp.* (Mar. 7, 2012) (not concurring with the exclusion of a website address from the text of a proposal because "the proponent has provided [the company] with the information that would be included on the website").

Analysis

The third paragraph of the Proposal's supporting statement consists of the following:

"Our survey of Institutional Shareholder Services research reports of the S&P 500 found only 33 companies continue to gross-up payments on excise taxes and lack a policy to not enter into new agreements that provide for gross-ups of excise taxes. Since our Company is one of those few 33 that have not adopted this best practice, the board should consider doing so."

On June 26, 2015, the Company submitted a request to the Proponent that it provide the Institutional Shareholder Services ("***ISS***") research reports referred to in the Proposal, which request is attached to this letter as ***Exhibit B***. The Proponent has not provided the requested materials as of the date hereof. ISS research reports are not publicly available and may only be obtained by purchasing them at considerable expense. Because the Proposal refers to information contained in ISS research reports for all S&P 500 companies, the only potential way for Parker to verify their content, without assistance from the Proponent, would be to purchase at least 500 ISS reports. Moreover, the Company may be unable to verify the Proponent's claims even if it purchases hundreds of ISS reports because the Proposal does not specify the dates of the reports the Proponent reviewed in its survey. This is an excessive burden that could have been alleviated had the Proponent simply cooperated with the Company and provided materials that it claims are already in its possession. The Company should not be forced to bear this burden or risk inaccurate disclosure to its shareholders in its annual proxy statement, especially considering that the Proponent is the source of the disclosure at issue.

We recognize that the Staff has in the past been reluctant to grant requests for no-action relief on the basis of proponents' refusals to provide support for statements about non-public information included in shareholder proposals. *See Northrop Grumman Corporation* (March 13, 2015), *United Parcel Services, Inc.* (February 6, 2014) and *Nextra Energy, Inc.* (February 25, 2014). In these instances, shareholder proposals typically referred to a small number of research reports that could be obtained by registrants at limited costs. This is not the case here, as the total expense to buy hundreds of ISS reports would be tens of thousands of dollars or more if the onus of verifying the Proponent's claims falls exclusively on the Company. Even if Parker were to bear the financial burden and then spend significant additional personnel resources to review the hundreds of ISS reports, because the statements made in the third paragraph of the Proposal's statement in support are not tied to a particular date, Parker would have neither certainty that the reports it reviewed were the same as the ones reviewed by the Proponent nor certainty as to the continued accuracy of those statements. This scenario is patently unfair to Parker. It is also unfair to Parker's shareholders, who, given the scale of the related expenses, could be forced to vote based on information that has not been verified by anyone other than the Proponent and may no longer be accurate, more than opening the door for inaccuracies and disingenuous presentation of information.

II. Conclusion

For the reasons set forth above, the Company believes that the Proposal, particularly the third paragraph of the Proposal's statement in support, is incompatible with the Commission's proxy rules and respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal under Rule 14a-8(i)(3). Alternatively, if the Staff is unable to concur that the Proposal should be excluded in its entirety, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the third paragraph of the Proposal's statement in support from the Proxy Materials under Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In the event the Staff disagrees with any conclusion expressed herein, we would appreciate an opportunity to confer with the Staff before issuance of its response. If we can be of any further assistance in this matter, please do not hesitate to call the undersigned at (216) 586-7017. Pursuant to the guidance provided in Staff Legal Bulletin No. 14F (Oct. 18, 2011), the Company requests that the Staff provide its response to this request to Joseph R. Leonti, Vice President, General Counsel and Secretary at Parker-Hannifin Corporation, at jleonti@parker.com and to the Proponent at obrien@marcoconsulting.com.

Very truly yours,



Thomas C. Daniels

Attachments

cc: Joseph R. Leonti (Parker-Hannifin Corporation)
Kristen L. Gest (Parker-Hannifin Corporation)
Maureen O'Brien (obrien@marcoconsulting.com)

NAI-1500405200

EXHIBIT A

The Proposal

RESOLVED: The stockholders of Parker-Hannifin Corporation (the "Company") urge the compensation committee of the board of directors to adopt a policy that the Company will not make or promise to make to its senior executives any tax gross-up payment ("gross-up"), except for gross-ups provided pursuant to a plan, policy or arrangement applicable to management employees generally, such as a relocation or expatriate tax equalization policy. For purposes of this proposal, a "gross-up" is defined as any payment to or on behalf of the senior executive the amount of which is calculated by reference to his or her estimated tax liability. The policy should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

SUPPORTING STATEMENT: As long-term shareholders, we support compensation programs that tie pay closely to performance and deploy company resources efficiently. In our view, tax gross-ups for senior executives—a reimbursement for tax liability or a payment to a taxing authority on a senior executive's behalf—are not consistent with these principles.

The amount of a gross-up payment depends on various external factors such as the tax rate, not on company performance. Thus tax gross-ups sever the pay/performance link. Moreover, a company may incur a large gross-up obligation in order to enable a senior executive to receive a relatively small amount of compensation. The amounts involved in tax gross-ups can be sizeable, especially gross-ups relating to excise taxes on outsized golden parachute payouts in a change-of-control context. These payouts strike us as unduly generous.

Our survey of Institutional Shareholder Services research reports of the S&P 500 found only 33 companies continue to gross-up payments on excise taxes and lack a policy to not enter into new agreements that provide for gross-ups of excise taxes. Since our Company is one of those few 33 that have not adopted this best practice, the board should consider doing so.

This proposal does not seek to eliminate gross-ups or similar payments that are available broadly to the Company's management employees as such payments are much smaller and do not raise concerns about fairness and misplaced incentives.

We urge shareholders to vote **FOR** this proposal.

<u>EXHIBIT B</u>

Requests for Reports



Parker Hannifin Corporation
Corporate Legal Department
6035 Parkland Boulevard
Cleveland, OH 44124-4141 USA

office 216 896 3000
fax 216 896 4027

July 26, 2015

VIA OVERNIGHT DELIVERY

Marco Consulting Group
550 W. Washington Boulevard, 9th Floor
Chicago, Illinois 60661
Attn: Maureen O'Brien

Re: Parker-Hannifin Corporation - Shareholder Proposal Submitted by AFL-CIO Equity Index Fund

Dear Ms. O'Brien:

On May 20, 2015, Parker-Hannifin Corporation (the "***Company***") received a shareholder proposal and supporting statement regarding tax gross-up payments for senior executives (the "***Proposal***") from the AFL-CIO Equity Index Fund (the "***Proponent***"). The Proponent requested that the Company direct all correspondence regarding the Proposal to your attention.

The Proposal purports to summarize information contained in Institutional Shareholder Services ("***ISS***") research reports of the S&P 500, which reports are not publicly available. In order that we may verify that the relevant information in such reports is not presented in the Proposal in a false or misleading manner, please provide us copies of the ISS research reports for each company included in the S&P 500 that the Proponent reviewed. Any response should be addressed to me at Parker-Hannifin Corporation, 6035 Parkland Blvd., Cleveland, Ohio 44124.

If you have any questions with respect to the foregoing, please contact Thomas C. Daniels of Jones Day at 216-586-7017.

Sincerely,

Joseph R. Leonti
Vice President, General Counsel and Secretary

cc: Kristen L. Gest, Esq.
Thomas C. Daniels, Esq.
Kimberly J. Pustulka, Esq.

NAI-1500408591v2